Exhibit 99.70

Volaris announces the addition of eight incremental

A320neo aircraft in 2021

Mexico City, Mexico April 20th, 2021 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, today announces the addition of eight more A320 NEO aircraft to its fleet in 2021, on top of the three aircraft from its purchase order with Airbus, closing the year with at least 98 aircraft.

Volaris has been able to take advantage of the favorable leasing market conditions under which these aircraft can be added to the fleet, all on long-term leases. Our competitors have been scaling down and this has represented an unprecedented opportunity for Volaris to add additional healthy capacity.

As the vaccination rollout gains momentum in our markets, confidence in air travel has accelerated accordingly and therefore Volaris will be incorporating eight additional A320 NEO aircraft to its fleet in 2021 through straight operating leases, five of which will enter into service this summer. This additional capacity will be deployed primarily to strengthen our leading position in the Mexican domestic market. The Company is evaluating further market opportunities to add additional aircraft.

These fuel-efficient aircraft will enable Volaris to take advantage of market opportunities in the second half of the year and will further increase the percentage of A320 NEO family aircraft in its fleet. All this aligned to the Company’s sustainability strategy to ensure industry and business viability in the future.

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to 170 and its fleet from four to 87 aircraft. Volaris offers more than 410 daily flight segments on routes that connect 43 cities in Mexico and 25 cities in the United States with one of the youngest fleet in The Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico and in selected destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for eleven consecutive years. For more information, please visit: www.volaris.com.

Investor Relations contact: María Elena Rodríguez / Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.mx / +52 55 5246 0100

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